Exhibit 5.1

September 12, 2003

LNR Property Corporation

1601 Washington Avenue, Suite 800

Miami Beach, Florida 33139

Re: LNR Property Corporation

Ladies and Gentlemen:

We have acted as counsel to LNR Property Corporation (the “Company”) in connection with the proposed issuance of up to 2,000,000 shares (the “Shares”) of common stock, par value $0.10 per share, of the Company upon exercise of stock options granted, or as restricted stock issued, under the Company’s 2000 Stock Option and Restricted Stock Plan (the “Plan”), which Shares are the subject of an amendment to the Plan approved by the Company’s stockholders at a meeting held on April 9, 2003. In that capacity, we are familiar with the proceedings, corporate and other, relating to the authorization of the issuance of the Shares.

Based upon the foregoing, and such other examination of law and fact as we have deemed necessary, we are of the opinion that when Shares are issued as restricted Shares or are issued and paid for upon exercise of options granted in accordance with the Plan, they will be legally issued, fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to a registration statement on Form S-8 relating to the Shares.

Very truly yours,

/s/ CLIFFORD CHANCE US LLP